

Exhibit 99

Florida Power & Light Company Corporate
Communications Dept.
Media Line: 305-552-3888
January 21, 2005

<u>**FOR IMMEDIATE RELEASE**</u>

FPL to request 2006 base rate increase – first increase in more than 20 years
Florida growth necessitates major investment in power plants, infrastructure

JUNO BEACH, Fla. – Florida Power & Light Company said today it will ask the Florida Public Service Commission to increase its 2006 base rates as the company faces higher operating expenses and increased investment costs over the next several years due primarily to the continued strong population growth in Florida.

The 2006 base rate increase request would be the first since 1985 and would not go into effect until Jan. 1, 2006. While a definitive dollar impact will not be available until FPL makes a formal filing with the PSC in March, a typical 1,000 kilowatt-hour residential customer could see an increase in their bill of between $3.00 and $4.00 per month. Commercial and industrial customers also would see increases in their total bills depending upon their particular rate class and electricity usage. A small commercial customer, for example, might see an increase of from 6 to 7 percent, while a large industrial customer's bill might increase from 7 to 9 percent.

"It has been more than 20 years since FPL last found it necessary to seek an increase in our retail base rates," said Armando Olivera, president of FPL. "In fact, we have reduced base rates three times over the last 20 years. We are proud that we have been able to meet the tremendous increase in customers and annual usage with cost-effective reliable electric service without requiring an increase in base rates until now."

"While we will continue our quest to improve operations and manage costs, productivity improvements alone will not cover the anticipated higher expenses and significant investments needed to serve a growing number of customers and increasing demand for electricity," said Olivera.

FPL's base rate is approximately 45 percent of a customer's bill today, excluding local franchise fees and municipal taxes. The base rate covers the general costs of doing business, including operating and maintenance expenses for power plants and power lines, as well as the capital costs associated with these assets. Fuel costs, which are passed directly to customers without a profit added, are about 45 percent and the remaining 10 percent of the bill is for environmental and conservation programs, purchased power and gross receipts taxes.

Customers' bills have gone up since 1985, but only because fuel costs have gone up. Since January 1999, fuel charges for FPL customers have doubled, yet base rates declined 13 percent. The fuel charge for a 1,000 kilowatt-hour bill in 2000 was $19.80 and in 2005 is $40.09. FPL makes no profit from the fuel charge.

FPL outlined the cost pressures and its intent to ask for the 2006 base rate increase in a letter it sent to the PSC today. FPL said it has not determined the exact amount of the increase, but said it expects the increase to range between $400 and $450 million, substantially less than the $600 million in base rate reductions realized in the last base rate agreements in 1999 and 2002.

FPL's current base rate agreement, reached in 2002 with the Office of Public Counsel and several other interested parties and approved by the PSC, reduced base rates for residential customers by approximately 7 percent. That agreement followed a prior agreement and base rate reduction in

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1999 of approximately 6 percent. Combined, the base rate reductions under the 1999 and 2002 agreements have resulted in decreases in a typical 1,000 kilowatt-hour residential customer bill of $7.24 per month and have produced customer savings of more than $600 million a year or a total of $4 billion, including revenue sharing refunds.

The company said its 2006 base rate request of an additional $400 to $450 million annually is to cover investments for new and existing power plants (for example, new units at Martin and Manatee plants will add 1,900 megawatts when they go into service this summer), power lines and other infrastructure necessary to meet the needs of a growing number of customers and increasing demand for electricity. It said increased operating expenses, including insurance, health care and security costs also were contributing to the need to ask for an increase, along with the need to replenish the storm reserve (an additional $100 million a year above the $20.3 million being set aside annually) and the potential Federal Energy Regulatory Commission requirement to form an Independent System Operator organization to manage Florida's electric transmission assets (estimated at another $100 million a year).

The 2006 base rate request would not include restoration costs attributed to the 2004 hurricane season. The PSC this week approved a storm cost surcharge on customer bills (for example, $2.09 on a 1,000 kilowatt-hour residential electric bill) to begin with meters read on or after February 17 subject to review of FPL's storm costs at a hearing before the PSC in April to determine the final amount and collection period. FPL informed the PSC today that based upon receipt of invoices from most of the companies supporting the storm restoration effort, it has updated its storm costs for the three hurricanes in 2004 to $890 million or a total restoration shortfall of $536 million. The company said it is reviewing various alternatives to minimize the impact of the higher costs to customers, including extending the surcharge over a longer period. The company will make no profit on the 2004 storm restoration surcharge.

FPL also said as part of this request, it will seek a further adjustment in base rates in mid-2007 to cover the costs associated with a new, gas-fired power plant to be built at FPL's Turkey Point site south of Miami. That plant is awaiting approval by the governor and Cabinet and is expected to go into service in the July 2007 timeframe. The company said it will ask for additional revenue requirements of $65 million in 2007 when Turkey Point Unit 5 goes into commercial service.

Serving a growing region

Florida is one of the fastest growing states in the nation. Today, FPL serves more than 4.2 million customers, approximately 1.6 million more than in 1985. In 2004 alone, FPL added 107,000 new customer accounts. On an average residential customer basis, use of electricity by FPL customers has increased by 28 percent since 1985.

From 1985 to 2002, the company added 4,000 megawatts of generation. In contrast, from 2003 to 2007, the company has or will invest more than $2 billion in adding another 4,000 megawatts, growing its capacity at a pace three times the rate of the previous 17 years. In addition, FPL is investing $520 million between 2004 and 2007 in maintaining its nuclear units in top shape to ensure continuation of that supply of low-cost electricity. From 2003 through 2007, FPL, in order to maintain its reliable service, expects to invest more than $4 billion in poles, wires and other electrical equipment necessary to deliver power to customers.

Keeping base rates low

FPL has not requested a base rate increase since 1985 when the residential base rate was $47.86 per 1,000 kilowatt-hours. FPL's residential base rate has been lowered three times to today's $40.22 per 1,000 kilowatt-hours or 16 percent lower than it was in 1985. During the same time period, the Consumer Price Index rose by 80 percent.

Since the late 1980s, FPL has worked hard to improve its performance and enhance its service. By creating a leaner, more efficient workforce, it reduced operating and maintenance expenses on a

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per kilowatt hour basis by nearly 30 percent from 1985 through 2003. It also significantly improved power plant performance to meet increasing power demand without having to build additional generating units until recently.

Since the last rate case in 1985, the company has spent more than $17 billion in capital expenditures to meet the growing needs of our customers. Part of these expenditures includes nearly $1 billion spent since 1997 to improve system reliability. Frequency of outages has been reduced by 20 percent and the duration of interruptions has decreased by nearly 40 percent. Today, FPL customers enjoy the most reliable and lowest-cost electricity service of any investor-owned utility in peninsular Florida and one of the best in the United States.

Over the coming months, FPL will be providing volumes of testimony, exhibits and financial data to the PSC and interested parties who will have an opportunity to ask questions and request further information. The requested increase in FPL's base rates would not become effective until 2006.

Florida Power & Light Company is the principal subsidiary of FPL Group, Inc. (NYSE: FPL), nationally known as a high quality, efficient and customer-driven organization focused on energy-related products and services. With annual revenues of more than $10 billion and a growing presence in 26 states, FPL Group is widely recognized as one of the country's premier power companies. Florida Power & Light Company serves more than 4.2 million customer accounts in Florida. FPL Energy, LLC, FPL Group's wholesale electricity generating subsidiary, is a leader in producing electricity from clean and renewable fuels. Additional information is available on the Internet at www.FPL.com, www.FPLGroup.com and www.FPLEnergy.com.

CAUTIONARY STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this press release, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of costs that it considers excessive or imprudently incurred.

- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

- FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

- FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.

- The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

- FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

- FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

- There are other risks associated with FPL Group's non-rate regulated businesses, particularly FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel, transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

- FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

- FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.

- FPL Group's and FPL's results of operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities. In addition, severe weather can be destructive, causing outages and/or property damage, which could require additional costs to be incurred.

- FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements.

- FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.

- FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national events as well as company-specific events.

- FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage.

The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses in the future.

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EDITORS PLEASE NOTE – A complete copy of the letter to the PSC and supporting graphs are available for downloading on www.FPL.com.